Goldman Sachs (Asia) L.L.C. 68th Floor, Cheung Kong Center 2 Queen’s Road Central Central, Hong Kong	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010 United States of America

J.P. Morgan Securities LLC 383 Madison Avenue, New York, New York 10179, United States of America	China Renaissance Securities (Hong Kong) Limited Unit 901, Agricultural Bank of China Tower 50 Connaught Road Central, Central Hong Kong

VIA EDGAR AND EMAIL

May 13, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom, Assistant Director
Dieter King, Legal Branch Chief
Scott Anderegg, Staff Attorney
Adam Phippen, Staff Accountant
Donna DiSilvio, Staff Accountant
Division of Corporation Finance

Re:	Jumei International Holdings Limited (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-195229)
Registration Statement on Form 8-A (Registration No. 001-36442)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 5:00 p.m., Eastern Daylight Time on May 15, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between May 6, 2014 and the date hereof, copies of the Company’s Preliminary Prospectus dated May 6, 2014 were distributed as follows: more than 5,150 copies to prospective underwriters, institutional investors, dealers and others; out of which more than 1,810 were to institutional investors and more than 790 to retail investors.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS (ASIA) L.L.C.

CREDIT SUISSE SECURITIES (USA) LLC

J.P. MORGAN SECURITIES LLC

CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED

As Representatives of the several Underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Teresa Teague
Name:	Teresa Teague
Title:	Managing Director

[Underwriters Acceleration Request]

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Kontoleon
Name:	Anthony Kontoleon
Title:	Managing Director

[Underwriters Acceleration Request]

J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan
Name:	Alice Takhtajan
Title:	Executive Director

[Underwriters Acceleration Request]

CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED

By:	/s/ Francis Kwok-yu AU
Name:	Francis Kwok-yu AU
Title:	President

[Underwriters Acceleration Request]